1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 3, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

APPOINTMENT OF INDEPENDENT
NON-EXECUTIVE DIRECTOR; AND
CHANGE OF COMPOSITION OF THE AUDIT COMMITTEE,
REMUNERATION COMMITTEE AND NOMINATION COMMITTEE

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Reference is made to the announcements of Aluminum Corporation of China Limited* (the "Company") dated 15 July 2013 and 30 August 2013, in relation to, among others, the election of Mr. Wu Zhenfang ("Mr Wu") as the independent non-executive director (the "Director") of the Company.

The board of the Company (the "Board") is pleased to announce that the appointment of Mr. Wu as the independent non-executive Director became effective upon conclusion of the 2013 first extraordinary general meeting of the Company. As at the date of this announcement, the Company comprises nine Directors, including three independent non-executive Directors, which is in compliance with the minimum number requirements of the independent non-executive directors under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

CHANGE OF COMPOSITION OF THE AUDIT COMMITTEE, REMUNERATION COMMITTEE AND NOMINATION COMMITTEE

According to the relevant requirements of the Listing Rules and the articles of association of the Company, the Board considered and approved the resolutions in relation to the change of composition of the audit committee, remuneration committee and nomination committee of the Company as follows:

(a)

the audit committee: Mr. Wu was elected as the member of the audit committee. As at the date of this announcement, the audit committee comprises three independent non-executive Directors, namely Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick (chairman)and Mr. Wu Zhenfang.

(b)

the nomination committee: Mr. Luo Jianchuan and Mr. Wu were elected as the members of the nomination committee. As at the date of this announcement, the nomination committee comprises five Directors, namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Wu Jianchang (chairman), Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang.

(c)

the remuneration committee: Mr. Wu was elected and Mr. Wu Jianchang resigned as the member of the remuneration committee. As at the date of this announcement, the remuneration committee comprises three Directors, namely Mr. Ma Si-hang, Frederick, Mr. Wu Zhenfang (chairman) and Mr. Liu Caiming.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 August 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary